UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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In June 2023, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated June 8, 2023: FDA Advisory Committee unanimously recommends nirsevimab as first immunization against RSV disease for all infants

Exhibit 99.2	Press Release dated June 13, 2023: Sanofi “all in” on artificial intelligence and data science to speed breakthroughs for patients

Exhibit 99.3	Press Release dated June 14, 2023: Sanofi Consumer Healthcare launches new portal to unlock science and solve key challenges in self-care

Exhibit 99.4	Press Release dated June 20, 2023: Sanofi prevails in Zantac arbitration initiated by Boehringer Ingelheim

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 20, 2023	SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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